UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Tao Thomas Wu

Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: January 13, 2012

EXHIBIT INDEX

Exhibit 99.1 – Press release regarding Noah’s appointment of new chief operating officer

Exhibit 99.1

Noah Holdings Limited Appoints New Chief Operating Officer

SHANGHAI, China, January 12, 2012 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), the leading independent service provider focusing on distributing wealth management products to the high net worth population in China, today announced that the Company has appointed Mr. Harry B. Tsai as its Chief Operating Officer (“COO”). Mr. Tsai will replace Mr. Song Ying, who will take the leadership position as the Company’s co-head of regional sales and distribution.

Ms. Jingbo Wang, Co-founder, Chairwoman of the board of directors and Chief Executive Officer, commented, “Mr. Tsai brings more than 20 years of extensive experience in the finance industry, having previously served in such leadership positions as the COO of ABN AMRO China. We expect that his proven track record and insights on operating leading financial firms will help strengthen our organization in terms of efficiency and productivity. On behalf of the entire senior management team, I am proud to welcome Mr. Tsai as our COO.”

Prior to joining us, Mr. Tsai has been an Executive Vice President of Yuanta Securities of Taiwan since 2008. From 2004 to 2008, he served as the COO of ABN AMRO China and has been working in the finance industry since 1989. Mr. Tsai holds a Master’s degree of Science in Chemical Engineering from University of Southern California. He also holds an MBA in Finance from University of Illinois, Urbana-Champaign.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is the leading service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes over-the-counter wealth management products that are originated in China, including primarily fixed income products, private equity funds and securities investment funds. With over 500 relationship managers in 53 branch offices as of September 30, 2011, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

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SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; our expectations regarding demand for and market acceptance of the products we distribute; our expectations regarding keeping and strengthening our relationships with key clients; relevant government policies and regulations relating to our industry; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; our plans to invest in research and development to enhance our product choices and service offerings; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Shang Chuang, Director of IR

Tel: +86 21 3860 2388

ir@noahwm.com

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